Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First Extraordinary General Meeting for 2022,

the First A Shareholders Class Meeting for 2022 and

the First H Shareholders Class Meeting for 2022

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•

Objection made to the resolutions proposed at the first extraordinary general meeting for 2022 (the “EGM”), the first A shareholders class meeting for 2022 (the “A Shareholders Class Meeting”) and the first H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”) (collectively, the “Meeting(s)”): Nil

I.	The convening and attendance of the Meeting(s)

(1)	Date of the Meeting(s): 30 March 2022

(2)	Venue of the Meeting(s): Video conference

(3)	Information of ordinary shareholders who attended the Meeting(s) and their shareholdings:

Shareholders of the Company who were entitled to attend the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting held an aggregate of 10,823,813,500 shares, 7,328,813,500 A shares and 3,495,000,000 H shares with voting rights respectively. Resolution No. 1 of the EGM is an ordinary resolution requiring the approval of non-related shareholders under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). The related shareholder China Petrochemical Corporation Limited has abstained from voting on the above resolution, and the total voting shares represented by it are 5,459,455,000 A shares, which are not included in the total number of shares voting on the above resolution. Save as disclosed above, no shareholder of the Company who was entitled to attend the Meeting(s) was required to abstain from voting in favor of any of the resolutions at the Meeting(s) as set out in Rule 13.40 of the Hong Kong Listing Rules nor was required to abstain from voting on any of the resolutions at the Meeting(s) under the Hong Kong Listing Rules. No shareholder indicated in the Company’s circular dated 10 March 2022 that he or she intended to vote against or abstain from voting on any resolution at the Meeting(s).

Information of ordinary shareholders who attended the EGM and their shareholdings:

1. Total number of shareholders and proxies attending the EGM		64
including:	A shares shareholders	63
	Overseas listed foreign shares shareholders (H shares)	1
2. Total number of shares with voting rights held by the attending shareholders (shares)		8,996,393,210
including:	Total number of shares held by A shares shareholders	5,542,750,436
	Total number of shares held by overseas listed foreign shares shareholders (H shares)	3,453,642,774
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the EGM (%)		83.1167
including:	Percentage of shares held by A shares shareholders to the total number of shares (%)	51.2089
	Percentage of shares held by overseas listed foreign shares shareholders to the total number of shares (%)	31.9078

Information of ordinary shareholders who attended the A Shareholders Class Meeting and their shareholdings:

1. Total number of A shares shareholders and proxies attending the A Shareholders Class Meeting	63
2. Total number of shares with voting rights held by A shares shareholders attending the A Shareholders Class Meeting (shares)	5,542,750,436
3. Percentage of shares held by such A shares shareholders in the total number of shares entitling the holders to attend and vote at the A Shareholders Class Meeting (%)	75.6296

Information of ordinary shareholders who attended the H Shareholders Class Meeting and their shareholdings:

1. Total number of H shares shareholders and proxies attending the H Shareholders Class Meeting	1
2. Total number of shares with voting rights held by H shares shareholders attending the H Shareholders Class Meeting (shares)	3,453,642,774
3. Percentage of shares held by such H shares shareholders in the total number of shares entitling the holders to attend and vote at the H Shareholders Class Meeting (%)	98.8167

(4)	Whether the voting complied with the relevant regulations of the Company Law and the articles of association of the Company and the president of the Meeting(s)

The Meeting(s) were convened by the Board of the Company, and Mr. Wu Haijun, Chairman of the Company, presided over the Meeting(s). The convening and holding of and voting at the Meeting(s) complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and other senior management of the Company

1.	The Company has 11 directors, 11 of whom attended the Meeting(s);

2.	The Company has 6 supervisors, 6 of whom attended the Meeting(s);

3.	Mr. Liu Gang, secretary to the Board, attended the Meeting(s).

II.	Poll results of resolutions

(1)	The EGM

Resolutions by way of non-cumulative voting

1.	Resolution: THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	80,213,736	96.3281	3,057,600	3.6719
H shares	662,745,454	99.9997	2,000	0.0003
Total number of ordinary shares:	742,959,190	99.5899	3,059,600	0.4101

2.	Resolution: THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,542,428,636	99.9946	297,800	0.0054
H shares	662,745,454	99.9997	2,000	0.0003
Total number of ordinary shares:	6,205,174,090	99.9952	299,800	0.0048

(2)	The A Shareholders Class Meeting

Resolutions by way of non-cumulative voting

1.	Resolution: THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,542,428,636	99.9946	297,800	0.0054

(3)	The H Shareholders Class Meeting

Resolutions by way of non-cumulative voting

1.	Resolution: THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved

Result of consideration: passed

Poll result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
H shares	666,035,454	100%	0	0

(4)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
1	THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved	80,213,736	96.3281	3,057,600	3.6719
2	THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved	82,973,636	99.6424	297,800	0.3576

(5)	Explanation in relation to the poll results of the resolutions

Resolution No. 1 of the EGM is an ordinary resolution requiring the approval of non-related shareholders under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules. The related shareholder China Petrochemical Corporation Limited has abstained from voting on the above resolution, and the total voting shares represented by it are 5,459,455,000 A shares, which are not included in the total number of shares voting on the above resolution.

Resolution No. 2 of the EGM and all the resolutions of the A Shareholders Class Meeting and the H Shareholders Class Meeting are special resolutions and were passed by votes representing more than two-third of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company appointed its international auditor for the year 2021, KPMG, as the scrutineer of the Meeting(s) to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners

Lawyers: Gao Wei, Li Beiyi

(2)	Lawyer’s certification:

“The procedures for the convening, holding and the qualification of the convener of the Meeting(s), the qualifications of shareholders or proxies who attended the Meeting(s) and the voting procedures at the Meeting(s) were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the poll results of the Meeting(s) are valid”.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Joint Company Secretary Liu Gang

Shanghai, the PRC, 30 March 2022